

Business Plan

September 2019

Contact Information

Adam Chamberland

cartelbrewing@gmail.com

717.419.5670

Executive Summary

Cartel Brewing & Blending is an emerging nano-brewery concept located in Lancaster, PA. We will focus on craft beer that is initially brewed in smaller batches to sustain a higher level of quality and freshness, while exploring brewing styles that push the boundaries of traditional categories, ingredients and flavor infusion. Sales will be primarily conducted via on site consumption and 'to go' beer through direct retail sales. Our core product lines will consist of Ales: IPA, Stouts, Porters, Cream Ales, and fruited kettle sours (Gose, Berliner Weisse, etc). Limited release beer series, including barrel aged styles, will be bottled and tapped on site. We will also sell branded glassware and other branded 'swag'. A mid sized food menu will be offered by either us directly or via a partnership with a local food vendor.

Our target market will consist primarily of craft beer enthusiasts of all experience levels in Lancaster, as well as the central and eastern Pennsylvania region. We will focus on designing our recipes and releases to attract the more experienced beer enthusiasts while not excluding the constantly emerging populous of consumers who are new to the concept and culture of craft beer. Eventually, we plan to be a destination brewery, attracting visitors from outside our immediate region as promotion of our libations reach the ears, palates and social media feeds of consumers all over the northeast and beyond. We may also sell limited quantities of beer to select local bars or bottle shops that we have built relationships with in order to generate more awareness and availability of our beer. Our brewing license will allow for PA produced wine, liquor, beer, mead and cider to be purchased wholesale and sold retail. That, along with the ability to have up to 5 locations under one license will allow for additional profit centers and future expansion opportunities.

Purpose

Cartel Brewing & Blending will exist to provide a higher level of quality craft beer with a casual artisan cuisine experience that compliments and enhances our products. Our concept will be driven by a consistent showcasing of traditional beer styles or new expressions of classic styles as well as creative experimentation of flavors and recipe designs that push the boundaries into the progressive. In addition to unique representations of beer styles many have come to embrace, we plan to develop recipes that are not only enjoyable by themselves, but also can be blended with other beers right from the taps to create entirely new flavor and style combinations. Enhancing certain styles with fruits, herbs, spices, as well as various souring and barrel aging techniques creates a more complex and culinary drinking experience.

Experienced central Pennsylvania beer enthusiasts are repeatedly communicating that the breweries in our area are "too safe" and are simply providing "more of the same" products. These consumers still elect to drive hours outside our area or resort to trading bottles and cans across the country in order to obtain the types of beers they seek. In addition, even the less experienced consumers are demanding to try new things as they gain experience and determine what styles they truly enjoy the most. We want to deliver what the majority have come to expect while staying in tune with the emerging demands of consumers without compromising quality or standards.

Market Analysis

Craft Beer still only holds 13.2% of the total beer market in the US and growth is showing no signs of slowing down. According to MarketWatch, forecasters are projecting another 3-6% increase in market share by 2025. However, the landscape has been shifting significantly in favor of smaller local establishments and away from the larger regional and national distribution brands. Consumers are becoming less likely to purchase a 6 pack from the local grocery store and more inclined to buy fresh beer on site and to go at a local brewpub or nano brewery. This shift has begun to prompt those larger distribution entities to make changes to their business model as brands like Sierra

Nevada and Victory look to open smaller taprooms in populated communities, thus reducing the ratio of wholesale to direct retail sales.

The growing trend in consumer appreciation for locally sourced ingredients or collaborations will create opportunity and competitive advantages for smaller local breweries who may begin competing with bigger brands opening smaller locations in their communities.

Target Audience

Our target market will consist primarily of craft beer enthusiasts of all experience levels in Lancaster, as well as the central and eastern Pennsylvania region. We will focus on designing our recipes and releases to attract the more experienced beer enthusiasts while not excluding the constantly emerging populous of consumers who are new to the concept and culture of craft beer. Hyper local audiences will be derived from our main location in Centerville (East Hempfield) and our center city Lancaster pop up bar at Silantra.

Marketing Strategy

The craft beer industry is unique in that the most successful breweries in the country have done so primarily through word of mouth, with social media channels, and a website being secondary. A critical part of establishing a growing customer base is through local community involvement, maintaining an excellent reputation and experience that encourages referrals, and a strong ability to leverage the most active social media outlets.

Cartel will incorporate all of these channels into our daily operations and communication strategies. We have been studying consumer behavior and purchase habits for over 10 years and have predicted several of the recent trends that came to fruition.

Competition

Competition for a brewery of our size and structure will come less from other breweries locally and more from the bars, restaurants and other entertainment options in the immediate area. The craft beer community of brewers is an incredible industry in that the other local breweries are more inclined to help each other succeed rather than compete with one another. We have already had several local breweries offer to help us with a variety of things and have a standing offer to call if we ever need anything. This pay it forward mentality is one of the reasons this industry has become so appealing to us. Breweries are collaborating with each other regularly.

However, regardless of good intentions by other breweries, the consumer choosing one brand over the other will be the primary factor and one that we intend to overcome. By maintaining higher quality standards with regard to our ingredients and processes, an area where many local breweries have compromised, we will have the ability to exceed the expectations of the average consumer and meet the expectations of the experienced consumers.

The weaknesses of many local breweries stems from a number of factors:

- *Failure to adapt*: Failure to pay attention to the demands of their customers and are not as comfortable letting the economics of consumer demand dictate their product strategies. By the time they adapt, consumers have moved on.
- *Over promise and under deliver*: Several local breweries have created consumer excitement and hype but have failed to follow through and deliver those expectations, leading to rapid abandonment.
- *Growing too fast*: Expanding for expansion sake can be dangerous in this industry. You risk being unable to maintain consistency at higher scale. Now you risk producing 5 times the volume of an inferior product while sales decline and you run out of capital. I've seen this happen with a local establishment as well.

Despite these factors, Lancaster County has had around 20 breweries in the last decade and 18 of them are still in business, growing and profitable. Self distribution allows for significantly higher profit margins which promotes a higher rate of success and a lower rate of risk.

Company

Company Overview

Cartel Brewing Company will operate as a member managed LLC.
With the exponential growth within the craft beer industry over the last decade, coupled with the massive shift towards consumers preferring to purchase beer fresh on site from a local brewery as opposed to store shelves, we are essentially getting in on the ground floor of an emerging sub segment of the craft brewing industry. This shift towards quality, freshness and local variety within the craft beer community of consumers inspired Adam to invest in a larger and more efficient pilot home brewing system several years ago to continue perfecting a few of his proven recipes that he felt reached a higher level of quality than what the current offerings are in the central Pennsylvania region.

Company Ownership

Cartel Brewing & Blending consists of an ownership/management team that covers a diverse range of experience that, when combined, is optimal for success in this industry.

Adam Chamberland, *President & Founder*

Adam's resume outlines a successful Sales & Marketing career for the last decade. He has also been studying the craft beer industry for over 12 years. Throughout that time, he has observed the rise of craft beer popularity and production throughout the United States as well as predicted market trends that have taken place and are projected to take place in the future. Adam has also been developing recipes through home brewing for nearly 12 years and has built a local and national following through sharing his beers with enthusiasts all over the United States. In addition to taking first place in his first competition (Lititz Craft Beer Fest 2015) with a bold and rich espresso infused imperial stout, he has won medals in professionally judged events, took 2nd in Lititz in 2017, and received a 91/100 from famous YouTube beer reviewer Darwin, who is known to be a tough critic. Adam's understanding of sales, marketing and business combined with a keen sensitivity to craft beer market trends positions him to meet the current and emerging needs of a growing market.

Adam will manage recipe inspiration, development, and production, as well as marketing and sales operations.

Xiang (Sam) Guo, Managing Partner

Sam is a local entrepreneur and business owner in Lancaster City, PA. He owns Silantra, a fast casual asian fusion cafe on the corner of Duke and King in the heart of downtown Lancaster, PA. Sam brings a knowledge of business management in the food service industry along with experience in hiring and managing staff for both front and back of house. Sam has also explored homebrewing in recent years and brings another layer of creativity and exploration of exotic flavors and recipes. He hopes to gain additional brewing experience and collaborate on new recipe ideas.

Same will assist with supplier/vendor and other back of house management, assist in developing any food program or partnership, and occasionally assist in brewing.

Kyle Ober, Managing Partner

Kyle is a founding partner of Rijuice, a local cold pressed juice company in Lancaster, PA. In addition to his multi dimensional experience in the beverage industry, Kyle also has a degree in architectural design.

Kyle is a very thorough and organized operations manager and financial analyst. He brings a level of fiscally responsible business practices to ensure profitability and proper planning. His perspective and experience is crucial in establishing and maintaining longevity and growth anticipation.

Kyle has also been developing hard cider recipes for several years utilizing their fresh fruit processing capabilities and may migrate those recipes into the Cartel Brand.

Cullen Farrell, Managing Partner

Cullen is also a founding partner of Rijuice and brings years of beverage industry experience in product development, sales, social media promotions, public relations, networking and co branding opportunities. He will work closely with Adam to establish and maintain our brand, culture, experience and front of house management.

Cullen has also been developing hard cider recipes with Kyle for several years and will be exploring the possibilities of continuing to cultivate a high quality cider program.

Third Party Council
- Attorney: Aaron Zeamer, Russell, Kraft and Gruber LLP
- Accountant: TBD

Summary/Conclusion

Cartel Brewing & Blending has an opportunity to raise the standard for craft beer in the greater central Pennsylvania region and beyond. Starting at a slightly smaller scale allows us to focus on using high quality ingredients and focused techniques in our brewing execution. We will also be able to set uncompromising standards and projections for how to scale higher with little to no impact on quality, letting consumers and sales dictate when it's time to grow. Direct to consumer sales also protects margins, profitability and viability at this size. Smaller local breweries are the emerging ground floor opportunity and will continue to gain market share for many years to come and we want to be another chapter in that incredible story.